SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2007

VIRYANET LTD.

(Translation of registrant’s name into English)

8 HaMarpe St.

Har Hotzvim

P.O. Box 45041

Jerusalem 91450

Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒                No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

Announcement regarding Second Fiscal Quarter 2007 Results:

ViryaNet (Other OTC:VRYAF.PK), a leading provider of solutions that automate business processes for mobile workforce management and field service delivery, today reported financial results for its second quarter of 2007. The financial statements are attached hereto as Exhibit 99.1.

Total revenues for the second quarter, ended June 30, 2007, were $2.7M, a 2% decrease from $2.8M recorded for the first quarter of 2007, and a 30% decrease from $3.9M recorded for the second quarter of 2006. For the first six months of 2007, total revenues were $5.5M, a decrease of 30% from the $7.8M of revenue recorded for the comparable period in 2006.

The net loss for the second quarter of 2007 was $1.2M or $0.52 per basic and diluted share, compared to a net loss of $1.0M or $0.44 per basic and diluted share for the first quarter of 2007, and compared to a net profit of $0.4M or $0.23 per basic and diluted share for the second quarter of 2006. The net loss for the second quarter of 2007 includes a one-time charge of $0.2M related to the dissolution of the Company’s Japanese subsidiary and reflects the accumulated foreign currency translation adjustment of the Yen and the US dollar since the time the subsidiary was placed in operation. The net loss for the first six months of 2007 was $2.2M or $0.96 per basic and diluted share, compared to a net loss of $0.3M or $0.17 per basic and diluted share for the comparable period in 2006.

“As we continue to execute ViryaNet’s turnaround plan, we see improvements in our business fundamentals despite the lower than desired quarterly revenues. Our total bookings for the first half of 2007, excluding support renewals, have increased by more than 30% compared to the same period in 2006. License bookings for the first half of 2007 have increased by 175%, compared to the same period in 2006. We are confident that our continued focus on customer satisfaction, market penetration, and bookings growth will yield the desired revenues in the future quarters,” stated Memy Ish-Shalom, President and CEO, ViryaNet. “We have continued to improve the focus of the Company – build and improve upon our partner network and continue to provide value to our customers in terms of functionally-rich and market-superior products that promote field service operational excellence. These endeavors will positively impact our financial performance, and build a healthy and profitable ViryaNet.”

About ViryaNet

ViryaNet provides packaged industry solutions that intelligently guide, automate, and optimize both simple and complex field service work, resulting in operational excellence. ViryaNet’s solutions specialize in the functions of scheduling and dispatching resources and enabling mobile field communication. Embedding industry best practices and utilizing a powerful workflow engine, web architecture, and visibility suite, the ViryaNet solutions allow companies to outperform their competition, better the customer experience, improve financial performance, and address regulatory compliance. ViryaNet possesses a 20-year history in the field service space, a vast number of customers across a variety of industries, and strong partnerships with leading platform and system integration companies. Headquartered in Southborough, MA, ViryaNet enjoys a worldwide presence with offices and customers located in North America, Europe, and the Pacific Rim. For more information, visit ViryaNet at www.viryanet.com.

Safe Harbor Statement

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended, including statements regarding ViryaNet’s expectations, beliefs, intentions, or strategies regarding the capabilities of its products, its relationships with its customers, its customer purchases, its future operational plans and objectives including integration of other businesses, its future business prospects, its future financial performance, its future cash position, and its future prospects for profitability. All forward-looking statements included in this document are based upon information available to ViryaNet Ltd. as of the date hereof, and ViryaNet Ltd. assumes no obligation to update any such forward-looking statements. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. These and other risks relating to ViryaNet’s business include market acceptance of and demand for the Company’s products, risks associated with a slow-down in the economy, risks associated with the financial condition of the company’s customers, risks associated with competition and competitive pricing pressures, risks associated with increases in costs and operating expenses, risks in technology development and commercialization, the risk of operating losses, risks in product development, risks associated with international sales, and other risks that are set forth in ViryaNet’s Form 20-F, dated August 29, 2007, and the other reports filed from time to time with the Securities and Exchange Commission. Reported results should not be considered an indication of future performance. You should not place undue reliance on these forward-looking statements, which speak only as the date hereof. ViryaNet disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in our expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIRYANET LTD.

Date: November 9, 2007

By:  /s/    ALBERT A. GABRIELLI

        Name: Albert A. Gabrielli

        Title: Chief Financial Officer

Exhibit Index

Exhibit No.	Description

99.1	ViryaNet Financial Statements for the Fiscal Quarter ended June 30, 2007.

Exhibit 99.1

VIRYANET LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,	June 30,
	2006	2007
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$736	$359
Trade and unbilled receivables, net	1,045	675
Other accounts receivable and prepaid expenses	522	349

Total current assets	2,303	1,383

SEVERANCE PAY FUND	830	820

PROPERTY AND EQUIPMENT, NET	163	129

CUSTOMER RELATIONSHIP, NET	875	771
OTHER INTANGIBLE ASSETS AND DEBT ISSUANCE COST, NET	660	509
GOODWILL	7,088	7,132

Total Intangible Assets	8,623	8,412

Total assets	$11,919	$10,744

VIRYANET LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,	June 30,
	2006	2007
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank credit	$1,187	$1,751
Current maturities of long-term bank loans	574	575
Trade payables	702	682
Deferred revenues	2,361	2,402
Other accounts payable and accrued expenses	1,884	2,147
Loan from related party	115	115

Total current liabilities	6,823	7,672

LONG-TERM LIABILITIES:
Long-term bank loan, net of current maturities	718	432
Long-term Convertible note	568	562
Accrued severance pay	1,276	1,272

Total long-term liabilities	2,562	2,266

COMMITMENTS AND CONTINGENT LIABILITIES
SHAREHOLDERS’ EQUITY:
Share capital	2,635	2,643
Additional paid-in capital	115,937	116,050
Accumulated other comprehensive loss	(314)	(2)
Accumulated deficit	(115,724)	(117,885)

Total shareholders’ equity	2,534	806

Total liabilities and shareholders’ equity	$11,919	$10,744

VIRYANET LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Three Months ended June 30		Six Months ended June 30
	2006	2007	2006	2007
	Unaudited	Unaudited	Unaudited	Unaudited
Revenues
Software licenses	$365	$83	$825	$696
Maintenance and services	3,497	2,636	6,997	4,788

Total revenues	3,862	2,719	7,822	5,484

Cost of revenues:
Software licenses	110	88	196	219
Maintenance and services	1,814	1,395	3,742	2,769

Total cost of revenues	1,924	1,483	3,938	2,988

Gross profit	1,938	1,236	3,884	2,496

Operating expenses:
Research and development	500	587	1,030	1,244
Selling and marketing	758	867	1,926	1,749
General and administrative	695	634	1,392	1,242

Total operating expenses	1,953	2,088	4,348	4,235

Operating loss	(15)	(852)	(464)	(1,739)
Financial income (expenses), net	423	(75)	201	(183)
Loss from liquidation of a subsidiary (1)	—	(239)	—	(239)

Net income (loss)	$408	$(1,166)	$(263)	$(2,161)

Basic and diluted net earnings (loss) per share	$0.24	$(0.52)	$(0.17)	$(0.96)

Basic and diluted net earnings (loss) per share	$0.23	$(0.52)	$(0.17)	$(0.96)

Weighted average number of shares used in computing basic net loss per Ordinary share (*)	1,709,073	2,263,498	1,592,792	2,258,692

Weighted average number of shares used in computing diluted net loss per Ordinary share (*)	1,928,251	2,263,498	1,592,792	2,258,692

(*)	All per share data is reported after the effect of the 1 for 5 reverse split that occurred on January 17, 2007.
(1)	The loss reflects the accumulated foreign currency translation adjustment component of equity that was removed from equity as a result of the liquidation of the Company’s Japanese subsidiary.